BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23      A Publicly Listed Company        NIRE. 35300010230


            ADMINISTRATIVE COUNCIL'S PROPOSAL TO BE SUBMITTED FOR THE EXAMINATION OF THE GENERAL STOCKHOLDERS MEETING OF APRIL 30, 2003
        -----------------------------------------------------------------


Stockholders,

         The Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. believes that it is opportune to submit the following for the examination and approval of the General Stockholders Meeting:

         I - CANCELATION OF OWN SHARES HELD AS TREASURY STOCK

         - to cancel 646,481,800 common shares issued by the bank itself, held as treasury stock, and bought back according to the Administrative Council's authorization of March 24, 2003, pursuant to CVM Instructions 10/80 and 268/97, without reducing the capital stock, through the transfer of R$ 118,687,096.83, held in "Capital Reserves - Reserve for Share Issue Premium";

         II - ALTERATION IN THE ARTICLES OF ASSOCIATION

         - as a consequence of the preceding item, to alter the first sentence in Article 3 of the Articles of Association for the purpose of recording the new share quantity which will represent the capital, the sentence in question to be reworded as follows:

     "Article 3 - CAPITAL AND SHARES - The capital stock is R$ 4,780,000,000.00 (four billion, seven hundred and eighty million Reais), representing 116,249,622,464 (one hundred and sixteen billion, two hundred and forty-nine million, six hundred and twenty-two thousand, four hundred and sixty-four) book entry shares, with no par value, being 61,351,834,948 (sixty-one billion, three hundred and fifty-one million, eight hundred and thirty-four thousand, nine hundred and forty-eight) common and 54,897,787,516 (fifty-four billion, eight hundred and ninety-seven million, seven hundred and eighty-seven thousand, five hundred and sixteen) preferred shares, the latter without voting rights but having the following advantages: I - priority in receiving the minimum non-cumulative annual dividend of R$ 0.55 (fifty-five centavos of one Real) per one thousand-share block, to be adjusted accordingly in the case of a stock split or reverse split; II - in the event of an eventual sale of the controlling stake, the right to be included in the public tender offer for acquiring shares thus assuring the latter shares the right to the price equal to 80% (eighty per cent) of the value paid to each voting share

Administrative Council's Proposal to be submitted for the
examination of the General Stockholders Meeting of
April 30, 2003                                                            Page 2


     comprising the controlling stake, guaranteeing the dividend at least equal to that of the common shares.'

         Finally, it is proposed to publish the meeting's minutes omitting the names of the stockholders present pursuant to Article 130, Paragraph 2 of Law 6404/76.

         This is the proposal which we submit for the examination of the Stockholders. Sao Paulo-SP, April 10, 2003. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Henri Penchas, Luiz Assumpcao Queiroz Guimaraes, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.



                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Director